FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2017

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of May 2017 and incorporated by reference herein is the Registrant's immediate report dated  May 18, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated:

May 18, 2017

PRESS RELEASE

Formula Systems Reports Record-Breaking Revenues of $311 Million for the First Quarter with 19% Year Over Year Growth

Formula expands portfolio, entering Israeli market for payroll software solutions with acquisition of Michpal Micro Computers

Or Yehuda, Israel, May 18, 2017 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the first quarter ended March 31, 2017, in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights for the First Quarter Ended March 31, 2017

•

In January 2017, Formula acquired all of the share capital of Michpal Micro Computers (1983) Ltd., an Israeli privately-held company that develops, sells and supports a proprietary on-premise payroll software solution and complementary modules for processing traditional payroll stubs to Israeli enterprises and payroll service providers. The Michpal payroll software solution is recognized throughout Israel, with approximately 8,000 customers, most of which are long-term customers.

As part of its payroll software solution Michpal allows the preparation of employee pay statements, supporting journals, summaries, and management reports and supports monthly and year-end regulatory and legislative payroll tax statements and other forms such as payroll social and income taxes, to its clients and their employees. Formula paid a purchase price of $22.1 million

•

Consolidated Revenues for the first quarter increased by 19% to a record-breaking $310.9 million, compared to $262.2 million in the same period last year.

•

Consolidated operating income for the first quarter, decreased by 25% to $16.2 million, compared to $21.5 million in the same period last year. The decrease in operating income is attributable to Sapiens’ operating income decreasing from $ 6.4 million in the first quarter of 2016 to an operating loss of ($1.6) million due to the halt of a software development project with a significant customer of Sapiens and the integration of StoneRiver, Sapiens recent acquisition. In the second quarter, Sapiens will continue restructuring steps to address these developments and remain on track in the second half of 2017. Excluding the negative impact of Sapiens results, Formula operating income increased 17% year over year.

•

Consolidated net income attributable to Formula’s shareholders for the first quarter was $0.2 million, or $0.01 per fully diluted share, compared to $4.1 million, or $0.27 per fully diluted share, in the same period last year. The decrease in net income attributable to Formula’s shareholders is primarily attributable to a decrease in Sapiens net income from $5.0 million in the first quarter of 2016 to a loss of ($2.2) million (as detailed above) and to devaluation of long term liabilities to banks and others denominated in New Israeli Shekels following the erosion of the US dollar against the new Israeli shekel amounting to $3.5 million.

•

As of March 31, 2017, Formula held 50.0%, 48.8%, 47.2%, 100% 50% and 90% of the outstanding ordinary shares of Matrix IT, Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems, and Insync Staffing Solutions, respectively.

•

Consolidated cash, short-term and long-term investments in marketable securities and bank deposits totaled approximately $211.1 million as of March 31, 2017.

•

Total consolidated equity as of March 31, 2017, was $741.9 million (representing 51% of the total balance sheet).

•

As of March 31, 2017, Formula was in compliance with all of its financial covenants under the debentures issued by Formula in September 2015 and under loans granted from other financial institutions.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are pleased to report another quarter of double-digit revenue growth across our entire portfolio. While our top-line growth was strong, our profitability was impacted mostly by certain aspects of Sapiens’ business activities. Sapiens revenues reached $56.5 million for the quarter, driven by a mix of organic growth and its recent StoneRiver acquisition. Sapiens operational profitability was affected by the loss of a significant customer and the integration of StoneRiver activities. Sapiens is taking steps to address and overcome these developments and has declared that it is on track to return to double-digit operating margins in the second half of 2017. Sapiens is maintaining its recently revised 2017 full-year revenue guidance of $265-$275 million. Matrix achieved another quarter of double-digit revenue growth, showing continued growth across all financial indicators. Matrix’s consistent growth in revenues and profitability is a result of both organic growth and ongoing acquisitions. Magic had a strong start to the year with $61 million in Q1 revenues, reflecting 36% growth year over year, and record-breaking non-GAAP operating income for the quarter of $8.4 million, reflecting 26% year over year growth. Magic showed positive results across all financial metrics due to continued solid demand for its products and professional services. We are very excited about the opportunities provided by our Michpal acquisition, which enables us entry to the Israeli payroll market. The highly regulated market means that employers need to find advanced solutions to keep up with new requirements. Formula’s Group capabilities allow us to create even more advanced software and services to serve the needs of this market.”

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2017	2016
	Unaudited
Revenues	310,878	262,170
Cost of revenues	244,549	201,397

Gross profit	66,329	60,773
Research and development costs, net	7,811	4,516
Selling, general and administrative expenses	42,280	34,709

Operating income	16,238	21,548

Financial expenses, net	(7,962)	(3,916)	(*)

Income before taxes on income	8,276	17,632	(*)
Taxes on income	2,933	5,437

Income after taxes	5,343	12,195	(*)
Equity in gains of affiliated companies, net	212	-

Net income	5,555	12,195	(*)
Change in redeemable non-controlling interests	458	315
Net income attributable to non-controlling interests	4,945	7,789	(*)

Net income attributable to Formula's shareholders	152	4,091	(*)

Earnings per share (basic)	0.01	0.28
Earnings per share (diluted)	0.01	0.27

Number of shares used in computing earnings per share (basic)	14,303,051	14,177,747
Number of shares used in computing earnings per share (diluted)	14,707,786	15,479,736

(*) Immaterial adjustment of comparative data

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	March 31,	December 31,
	2017	2016
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	193,466	238,161
Marketable securities	17,604	37,516
Short-term deposits	13	13
Trade receivables	325,041	308,338
Other accounts receivable	50,375	45,678
Inventories	3,072	3,953
Total current assets	589,571	633,659

LONG-TERM ASSETS:
Marketable securities	-	17,228
Deferred taxes	16,569	15,227
Prepaid expenses and other assets	13,935	14,390
Total long-term assets	30,504	46,845

INVESTMENTS IN COMPANIES ACCOUNTED FOR
AT EQUITY METHOD	24,392	24,080

PROPERTY, PLANTS AND EQUIPMENT, NET	28,203	26,130

INTANGIBLE ASSETS, NET AND GOODWILL	784,016	627,605

Total assets	1,456,686	1,358,319

CURRENT LIABILITIES:
Liabilities to banks and other financial institutions	86,574	84,760
Debentures	3,687	3,274
Trade payables	74,109	80,114
Deferred revenues	54,111	37,030
Employees and payroll accruals	95,891	90,709
Other accounts payable	53,389	41,889
Dividend payable	-	7,070
Liabilities related to business combinations	5,302	8,119
Redeemable non-controlling interests	6,107	6,073
Total current liabilities	379,170	359,038

LONG-TERM LIABILITIES:
Liabilities to banks and other financial institutions	112,239	115,529
Other long-term liabilities	45,044	9,384
Debentures, net of current maturities	57,070	55,441
Deferred taxes	48,217	30,939
Deferred revenues	12,530	4,697
Liabilities related to business combinations	5,552	9,611
Liability in respect to capital lease	-	108
Employee benefit liabilities	8,564	6,174
Redeemable non-controlling interests	46,362	43,556
Total long-term liabilities	335,578	275,439

EQUITY
Formula Systems (1985) equity	345,498	336,387
Non-controlling interests	396,440	387,455
Total equity	741,938	723,842

TOTAL LIABILITIES AND EQUITY	1,456,686	1,358,319

FORMULA SYSTEMS (1985) LTD.
STANDALONE FINANCIAL DATA HIGHLIGHTS
U.S. dollars in thousands

	March 31,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)

Debentures	60,757	58,715

Other financial liabilities	36,631	46,564

Formula shareholders' equity	345,498	336,387

Cash, cash equivalents and short-term marketable securities	6,394	43,537

Fair market value of equity holdings in publicly traded subsidiaries	757,364	725,860